SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 0-18760

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated December 9, 2008.

Unilens Vision Acquires Aero Contact Lens, Inc.

LARGO, Fla., Dec. 9 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today announced the acquisition of the specialty gas permeable contact lens manufacturer Aero Contact Lens, Inc. located in Michigan.

Under the terms of the agreement, Unilens acquired certain assets of Aero Contact Lens, Inc. including regulatory approvals, customer lists, trade names and various other resources.  The gas permeable Aero Contact Lens Brands acquired through the asset purchase include the V/X Multifocal, the Aspirations Multifocal and the R-2000 Keratoconus Lens. The lenses will be manufactured and marketed by Unilens under their pre-existing product brand names from the Unilens Corp., USA headquarters and manufacturing facility located in Largo, Florida.

Unilens will continue the Aero Contact Lens tradition of excellent customer service and consultation from the Aero Michigan office and current Aero pricing and policy programs will stay in effect to ensure a smooth transition.

"Here at Unilens, known in the industry as 'The Independent Eye Care Professional's Specialty Contact Lens Company,' we have a longstanding commitment to support the growth and strength of high quality independent optometry with some of the best contact lens technology available in the industry today," stated Michael Pecora, Chief Executive Officer of Unilens Vision Inc.  "That is why we are so excited to have the Aero Contact Lens Brands as the newest additions to our ever expanding product portfolio that contribute directly to the patient retention and practice profitability of independents across the country. This acquisition, along with the recent launch of the C-Vue(R) Advanced Custom Toric and the C-Vue 1 Day daily disposable, illustrate Unilens' commitment to support independent eye care professionals throughout the U.S.," continued Pecora.

About Unilens Vision Inc. - "The Independent Eye Care Professionals Contact Lens Company"

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue(R) brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the Canadian TSX Venture Exchange under the symbol "UVI".

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange.   The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)
Date: December 9, 2008	By /s/Leonard F. Barker Name: Leonard F. Barker Title: Chief Financial Officer